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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

01/01/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF ___12/31/11___
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROMANO BROTHERS AND COMPANY

OFFICIAL USE ONLY

FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rotary Center, Suite 1300
(No. and Street)

Evanston	**Illinois**	**60201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

William Reilly   **(847) 866-7700**
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

12014009

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Joseph Romano**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Romano Brothers and Company** as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
None
_____



_____
Signature

_____
President
Title

Subscribed and sworn to before me this

__24 th__ day of **February** , 2012

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

ROMANO BROTHERS AND COMPANY

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011
AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS

ROMANO BROTHERS AND COMPANY

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

 **R&J**

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Romano Brothers and Company:

We have audited the accompanying statement of financial condition of Romano Brothers and Company (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Romano Brothers and Company as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 24, 2012

ROMANO BROTHERS AND COMPANY

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	229,807
Securities owned, at fair value		1,687,090
Receivable from broker-dealer		150,480
Deposit with broker-dealer		50,122
Management fees receivable		645,000
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $594,812)		16,131
Other assets		56,972
	$	2,835,602

Liabilities and Stockholders' Equity

Liabilities		
Payable to broker-dealer	$	76,957
Accounts payable and accrued expenses		640,958
Deferred Income taxes payable		586,500
		1,304,415
Stockholders' equity		
Common stock, no par value; 500,000 shares authorized; 44,000 shares issued and outstanding		218,687
Retained earnings		2,713,770
Treasury stock, 12,200 shares of common stock in treasury, at cost		(1,401,270)
		1,531,187
	$	2,835,602

See accompanying notes.

1. **Nature of Business**

   Romano Brothers and Company (the "Company") was incorporated in the State of Illinois on October 2, 1968. The Company is a registered securities broker-dealer and a registered investment advisor. The Company's primary source of revenue is management fees derived from investment and cash management services provided to those customers that choose to have their accounts professionally managed. The Company also engages in the proprietary trading of fixed income products and exchange-traded equity securities.

2. **Summary of Significant Accounting Policies**

   A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

   Income Recognition
   Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Management fee income is recorded on an accrual basis.

   All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 6).

   Furniture, Equipment and Leasehold Improvements
   Furniture and equipment are recorded at cost and depreciated by straight-line and various accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight line method over the term of the associated lease.

   Income Taxes
   For income tax reporting purposes, the Company has elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the financial statements as the taxable income is included in the stockholders' individual income tax returns.

   The Company is subject to tax imposed by Section 1374 of the Internal Revenue Code ("built-in gains tax"), which requires corporate-level tax on S corporations that dispose of assets that appreciated in value during the period that the corporation filed as a C corporation. S corporations subject to built-in gains tax are required to pay tax at the highest corporate rate on all built-in gains realized during the ten year period following the date of election to file as an S corporation.

   Use of Estimates
   The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ROMANO BROTHERS AND COMPANY

Notes to Statement of Financial Condition, Continued

December 31, 2011

---

3. **Credit Concentration**

   At December 31, 2011, a significant credit concentration consisted of approximately $1.7 million, representing the market value of the Company's accounts carried by its clearing broker, Mesirow Financial Inc. Management does not consider any credit risk associated with this net receivable to be significant.

4. **Off-Balance Sheet Risk**

   Customer transactions are introduced and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Customers may be required to deposit additional collateral, or reduce positions, where necessary.

   The Company engages in various transactions with broker-dealers and clearing organizations. In the event the counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

5. **Commitments**

   The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

   The approximate minimum annual rental commitments under non-cancelable operating leases are as follows:

Year Ending December 31		Amount
2012	$	169,000
2013		180,000
2014		180,000
2015		180,000
There after		1,260,000
	$	1,969,000

6. **Fair Value Disclosure**

ASC 820, Fair Value Measurements and Disclosures, requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs   Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs   Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs   Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1
Assets	
Securities owned	
Corporate stocks	$ 1,004,242
Certificates of deposit	80,853
Corporate debt	32,497
State and municipal deposits	569,498
Total securities owned	$ 1,687,090

At December 31, 2011, the Company held no Level 2 or Level 3 investments.

ROMANO BROTHERS AND COMPANY

Notes to Statement of Financial Condition, Continued

December 31, 2011

7. **Profit Sharing Plan**

   The Company has a profit sharing plan covering substantially all eligible employees. The Company's contribution is discretionary.

8. **Receivable From Broker-Dealer**

   Amounts receivable from broker-dealer at December 31, 2011, consist of the following:

		Receivable
Cash	$	7,911
Fees and commissions		142,569
	$	150,480

9. **Net Capital Requirements**

   The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6⅔% of "aggregate indebtedness", whichever is greater, as these terms are defined.

   At December 31, 2011, the Company had net capital and net capital requirements of $543,448 and $100,000, respectively.

10. **Subsequent Events**

    The Company's management has evaluated events and transactions through February 24, 2012, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

ROMANO BROTHERS AND COMPANY

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2011

Computation of net capital

Total stockholders' equity				$ 1,531,187
Deductions and /or charges:				
Nonallowable assets:				
Deposit with broker-dealer	$	50,122		
Management fees receivable		645,000		
Furniture, equipment and leasehold improvements, net		16,131		
Other assets		37,055		(748,308)
Other deductions and/or charges		275		(275)
Net capital before haircuts on securities positions			$	782,604
Haircuts on securities:				
Trading and investment securities:				
Debt securities	$	37,397		
Other securities		150,636		
Undue concentration		51,123		(239,156)
Net capital			$	543,448

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement	$	443,448

Computation of aggregate indebtedness

Aggregate indebtedness	$	640,958
Ratio of aggregate indebtedness to net capital	%	117.94

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2011.

See accompanying notes.

ROMANO BROTHERS AND COMPANY

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

ROMANO BROTHERS AND COMPANY

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
Romano Brothers and Company:

In planning and performing our audit of the statement of financial condition of Romano Brothers and Company (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2012